Ex.28(h)(1)(vii)

Administration and Accounting Services Agreement

Amended Exhibit A

This Amended Exhibit A, amended and restated as of August 31, 2023, is Exhibit A to that certain Administration and Accounting Services Agreement dated as of January 14, 2009, as amended, among Fairholme Funds, Inc., Fairholme Capital Management, L.L.C. (which is a party to the Agreement with respect to Section 9 only) and The Bank of New York Mellon (as assigned from BNY Mellon Investment Servicing (US) Inc., f\k\a PNC Global Investment Servicing (U.S.) Inc.).

Portfolios

The Fairholme Fund

The Fairholme Focused Income Fund

THE BANK OF NEW YORK MELLON By: /s/ Brian J. Wilson Name: Brian J. Wilson Title: Senior Vice President	FAIRHOLME FUNDS, INC. By: /s/ Erica K. Kapahi Name: Erica K. Kapahi Title: Chief Compliance Officer
FAIRHOLME CAPITAL MANAGEMENT, L.L.C. (with respect to Section 9 only) By: /s/ Wayne Kellner Name: Wayne Kellner Title: Chief Financial Officer